FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of October 31, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

September 30, 2018

29, Avenue de la Porte-Neuve – 3rd Floor.

L - 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2018	2017	2018	2017
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,898,892	1,302,924	5,553,611	3,699,588
Cost of sales	4	(1,305,232)	(918,338)	(3,837,295)	(2,607,923)
Gross profit		593,660	384,586	1,716,316	1,091,665
Selling, general and administrative expenses	5	(335,714)	(304,723)	(1,022,922)	(926,286)
Other operating income (expense), net		551	(808)	(264)	1,180
Operating income		258,497	79,055	693,130	166,559
Finance Income	6	10,804	11,776	29,786	35,762
Finance Cost	6	(8,586)	(6,501)	(29,182)	(18,459)
Other financial results	6	10,839	(12,549)	43,156	(44,631)
Income before equity in earnings of non-consolidated companies and income tax		271,554	71,781	736,890	139,231
Equity in earnings of non-consolidated companies		55,930	24,752	142,876	90,153
Income before income tax		327,484	96,533	879,766	229,384
Income tax		(80,355)	(1,307)	(230,931)	53,295
Income for continuing operations		247,129	95,226	648,835	282,679

Discontinued operations
Result for discontinued operations	14	-	-	-	91,542
Income for the period		247,129	95,226	648,835	374,221

Attributable to:
Owners of the parent		246,927	104,854	650,238	384,505
Non-controlling interests		202	(9,628)	(1,403)	(10,284)
		247,129	95,226	648,835	374,221
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.21	0.09	0.55	0.25
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.42	0.18	1.10	0.50
Continuing and discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)		0.21	0.09	0.55	0.33
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.42	0.18	1.10	0.65

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Income for the period	247,129	95,226	648,835	374,221
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(16,400)	55,681	(95,462)	145,978
Change in value of cash flow hedges and instruments at fair value	5,007	(4,418)	(9,293)	7,648
From participation in non consolidated companies:
- Currency translation adjustment (*)	24,970	3,273	(13,441)	(589)
- Changes in the fair value of derivatives held as cash flow hedges and others	(5)	(4,590)	(45)	62
Income tax relating to components of other comprehensive income	(16)	-	36	23
	13,556	49,946	(118,205)	153,122
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	-	-	508	605
Income tax on items that will not be reclassified	-	-	(52)	(219)
Remeasurements of post employment benefit obligations of non-consolidated companies	(407)	(35)	(670)	1,426
	(407)	(35)	(214)	1,812
Other comprehensive income (loss) for the period, net of tax	13,149	49,911	(118,419)	154,934
Total comprehensive income for the period	260,278	145,137	530,416	529,155
Attributable to:
Owners of the parent	260,106	154,579	532,040	538,866
Non-controlling interests	172	(9,442)	(1,624)	(9,711)
	260,278	145,137	530,416	529,155
Total comprehensive income for the period
attributable to Owners of the parent arises from
Continuing operations	260,106	154,579	532,040	447,324
Discontinued operations	-	-	-	91,542
	260,106	154,579	532,040	538,866

(*) Tenaris recognized its share over the initial effects on the adoption of IAS 29 “Financial Reporting in Hyperinflationary Economies” by Ternium ($37.2 million) in other comprehensive income as a currency translation adjustment.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2018		At December 31, 2017
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,092,025		6,229,143
Intangible assets, net	9	1,590,979		1,660,859
Investments in non-consolidated companies	13	743,748		640,294
Other equity investments		21,572		21,572
Other investments	10	180,620		128,335
Deferred tax assets		190,224		153,532
Receivables, net		130,049	8,949,217	183,329	9,017,064
Current assets
Inventories, net		2,664,573		2,368,304
Receivables and prepayments, net		163,606		135,698
Current tax assets		143,484		132,334
Trade receivables, net		1,659,023		1,214,060
Derivative financial instruments	11	10,088		8,231
Other investments	10	794,330		1,192,306
Cash and cash equivalents	10	236,303	5,671,407	330,221	5,381,154
Total assets			14,620,624		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent			11,691,657		11,482,185
Non-controlling interests			95,340		98,785
Total equity			11,786,997		11,580,970
LIABILITIES
Non-current liabilities
Borrowings		31,553		34,645
Deferred tax liabilities		474,135		457,970
Other liabilities		215,586		217,296
Provisions		37,125	758,399	36,438	746,349
Current liabilities
Borrowings		702,577		931,214
Derivative financial instruments	11	76,294		39,799
Current tax liabilities		210,695		102,405
Other liabilities		241,521		157,705
Provisions		20,828		32,330
Customer advances		60,577		56,707
Trade payables		762,736	2,075,228	750,739	2,070,899
Total liabilities			2,833,627		2,817,248
Total equity and liabilities			14,620,624		14,398,218

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Note 2)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the period	-	-	-	-	-	650,238	650,238	(1,403)	648,835
Currency translation adjustment	-	-	-	(95,261)	-	-	(95,261)	(201)	(95,462)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	482	-	482	(26)	456
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(9,263)	-	(9,263)	6	(9,257)
From other comprehensive income of non-consolidated companies	-	-	-	(13,441)	(715)	-	(14,156)	-	(14,156)
Other comprehensive (loss) for the period	-	-	-	(108,702)	(9,496)	-	(118,198)	(221)	(118,419)
Total comprehensive income (loss) for the period	-	-	-	(108,702)	(9,496)	650,238	532,040	(1,624)	530,416
Changes in non-controlling interests	-	-	-	-	(24)	-	(24)	28	4
Dividends paid in cash	-	-	-	-	-	(330,550)	(330,550)	(1,861)	(332,411)
Balance at September 30, 2018	1,180,537	118,054	609,733	(933,125)	(327,303)	11,043,761	11,691,657	95,340	11,786,997

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072
Income (loss) for the period	-	-	-	-	-	384,505	384,505	(10,284)	374,221
Currency translation adjustment	-	-	-	145,381	-	-	145,381	597	145,978
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	386	-	386	-	386
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	7,695	-	7,695	(24)	7,671
From other comprehensive income of non-consolidated companies	-	-	-	(589)	1,488	-	899	-	899
Other comprehensive income for the period	-	-	-	144,792	9,569	-	154,361	573	154,934
Total comprehensive income (loss) for the period	-	-	-	144,792	9,569	384,505	538,866	(9,711)	529,155
Changes in non-controlling interests	-	-	-	-	-	-	-	(34)	(34)
Dividends paid in cash	-	-	-	-	-	(330,550)	(330,550)	(19,200)	(349,750)
Balance at September 30, 2017	1,180,537	118,054	609,733	(821,163)	(303,519)	10,712,091	11,495,733	96,710	11,592,443

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2018 and 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The Distributable Reserve and Retained Earnings as of September 30, 2018 calculated in accordance with Luxembourg Law are disclosed in Note 12.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2018	2017
Cash flows from operating activities		(Unaudited)

Income for the period		648,835	374,221
Adjustments for:
Depreciation and amortization	8 & 9	417,247	457,359
Income tax accruals less payments		104,838	(160,622)
Equity in earnings of non-consolidated companies		(142,876)	(90,153)
Interest accruals less payments, net		5,964	7,572
Changes in provisions		(10,815)	(21,968)
Income from the sale of Conduit business		-	(89,694)
Changes in working capital		(658,961)	(531,724)
Derivatives, currency translation adjustment and others		7,288	45,883
Net cash provided by (used in) operating activities		371,520	(9,126)

Cash flows from investing activities
Capital expenditures	8 & 9	(273,669)	(437,162)
Changes in advance to suppliers of property, plant and equipment		4,937	6,209
Acquisition of subsidiaries		-	(10,418)
Proceeds from disposal of Conduit business	14	-	327,631
Loan to non-consolidated companies	13	(14,740)	(10,956)
Repayment of loan by non-consolidated companies	13	9,370	3,900
Proceeds from disposal of property, plant and equipment and intangible assets		4,199	4,398
Investment in companies under cost method		-	(3,681)
Dividends received from non-consolidated companies		25,722	22,971
Changes in investments in securities		348,423	512,046
Net cash provided by investing activities		104,242	414,938

Cash flows from financing activities
Dividends paid		(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries		(1,698)	(19,200)
Changes in non-controlling interests		4	(34)
Proceeds from borrowings		723,303	861,963
Repayments of borrowings		(948,436)	(888,515)
Net cash (used in) financing activities		(557,377)	(376,336)

(Decrease) increase in cash and cash equivalents		(81,615)	29,476
Movement in cash and cash equivalents
At the beginning of the period		330,090	398,580
Effect of exchange rate changes		(12,445)	6,722
(Decrease) increase in cash and cash equivalents		(81,615)	29,476
At September 30,		236,030	434,778

	At September 30,
Cash and cash equivalents	2018	2017
Cash and bank deposits	236,303	436,359
Bank overdrafts	(273)	(1,581)
	236,030	434,778

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Derivative financial instruments
12	Contingencies, commitments and restrictions to the distribution of profits
13	Investments in non-consolidated companies
14	Discontinued operations
15	Agreement for the acquisition of Saudi Steel Pipe Company
16	Related party transactions
17	Category of financial instruments and classification within the fair value hierarchy
18	Nationalization of Venezuelan Subsidiaries
19	Subsequent event

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on October 31, 2018.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2017 except for the adoption of new and amended standards as set out below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2017.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

2	Accounting policies and basis of presentation (Cont.)

Accounting pronouncements applicable as from January 1, 2018 and relevant for Tenaris

IFRS 9, “Financial instruments”

Tenaris has adopted IFRS 9 “Financial instruments” from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 9, Tenaris has adopted the new rules using the retrospective approach, meaning that the cumulative impact of the adoption was recognized in the opening retained earnings and other reserves of the current period as of January 1, 2018 and that comparatives were not restated.

The new impairment model requires recognition of impairment provisions based on expected credit losses rather than on incurred credit losses. The impact of this change was a decrease of $6.4 million in the allowance for doubtful accounts.

The measurement category and the carrying amount of financial assets and liabilities in accordance with IAS 39 and IFRS 9 at January 1, 2018 are compared as follows:

Financial Assets	FVPL	Held to maturity	Amortized cost (loans & receivables 2017)	FVOCI (Available for sale 2017)
Closing balance December 31, 2017 - IAS 39	1,163,808	344,336	1,541,724	21,572
Reclassified bonds and other fixed income from HTM to FVOCI	-	(344,336)	-	344,336
Reclassified fixed income from FVPL to amortized cost	(550,646)	-	550,646	-
Reclassified bonds and other fixed income from FVPL to FVOCI	(153,702)	-	-	153,702
Opening balance January 1, 2018 - IFRS 9	459,460	-	2,092,370	519,610

	Effect on other reserves	Effect on retained earnings
Opening balance January 1, 2018 - IAS 39	(320,569)	10,718,853
Reclassify investments from HTM to FVOCI	3,126	-
Reclassify investments from FVPL to FVOCI	(352)	352
Opening balance January 1, 2018 - IFRS 9	(317,795)	10,719,205

Since January 1, 2018 the Company classifies its financial instruments in the following measurement categories:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the consolidated statement of comprehensive income and transferred to the consolidated income statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the consolidated income statement.

Fair value through profit and loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the consolidated income statement.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

IFRS 15, “Revenue from contracts with customers”

The group has adopted IFRS 15 “Revenue from contracts with customers” from January 1 2018, which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The policy sets out the requirements in accounting for revenue arising from contracts with customers and is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. In accordance with the transition provisions in IFRS 15, the group has adopted the new rules using the modified retrospective approach, meaning that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2018 and that comparatives were not restated.

The impact of the adoption as of January 1, 2018 on the aggregate of revenues, cost of sales and selling expenses was a decrease of $0.7 million net.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

2	Accounting policies and basis of presentation (Cont.)

New and amended standards not yet adopted and relevant for Tenaris

In January 2016, the IASB issued IFRS 16, "Leases". The new standard will result in almost all leases recognized on the balance sheet, as the distinction between operating and finance leases is removed. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019.

This standard was endorsed by the EU.

The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

None of the accounting pronouncements issued after December 31, 2017 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2018	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	5,249	305	5,554	-
Management view - operating income	492	58	550	-
Difference in cost of sales	135	6	141	-
Direct cost and others	128	5	133	-
Absorption	7	1	8	-
Differences in depreciation and amortization	(5)	-	(5)	-
Differences in selling, general and administrative expenses	-	6	6	-
IFRS - operating income	623	70	693	-
Financial income (expense), net			44	-
Income before equity in earnings of non-consolidated companies and income tax			736	-
Equity in earnings of non-consolidated companies			143	-
Income before income tax			879	-
Capital expenditures	272	2	274	-
Depreciation and amortization	404	13	417	-

Nine-month period ended September 30, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	3,488	212	3,700	12
Management view - operating income	(15)	25	10	3
Difference in cost of sales	141	-	141	(1)
Direct cost and others	104	(1)	103	(1)
Absorption	37	1	38	-
Differences in Depreciation and Amortization	(3)	-	(3)	-
Differences in Selling, general and administrative expenses	16	1	17	-
Differences in Other operating income (expenses), net	3	(2)	1	-
IFRS - operating income	142	24	166	2
Financial income (expense), net			(27)	-
Income before equity in earnings of non-consolidated companies and income tax			139	2
Equity in earnings of non-consolidated companies			90	-
Income before income tax			229	2
Capital expenditures	431	6	437	-
Depreciation and amortization	447	10	457	-

In the nine-month period ended September 30, 2018 and 2017, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $41 and $39 million respectively. In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

3	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total continuing operations	Total discontinued operations
Nine-month period ended September 30, 2018
Net sales	2,609,210	1,056,550	548,444	1,118,510	220,897	5,553,611	-
Capital expenditures	154,689	51,961	62,391	1,140	3,488	273,669	-
Depreciation and amortization	248,811	80,890	63,862	7,801	15,883	417,247	-

Nine-month period ended September 30, 2017
Net sales	1,719,211	801,636	379,727	642,545	156,469	3,699,588	11,899
Capital expenditures	349,688	44,639	33,154	6,416	3,120	437,017	145
Depreciation and amortization	262,755	94,706	73,718	9,132	17,048	457,359	-

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy and Romania; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

4	Cost of sales

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Inventories at the beginning of the period	2,368,304	1,563,889

Plus: Charges of the period
Raw materials, energy, consumables and other	2,615,195	2,019,681
Services and fees	205,843	175,708
Labor cost	644,580	556,813
Depreciation of property, plant and equipment	323,441	281,348
Amortization of intangible assets	6,619	15,274
Maintenance expenses	142,697	140,568
Allowance for obsolescence	20,960	(15,704)
Taxes	70,947	13,371
Other	103,282	69,193
	4,133,564	3,256,252
Less: Inventories at the end of the period	(2,664,573)	(2,204,815)
From discontinued operations	-	(7,403)
	3,837,295	2,607,923

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Services and fees	91,956	101,747
Labor cost	355,526	329,970
Depreciation of property, plant and equipment	12,615	13,311
Amortization of intangible assets	74,572	147,426
Commissions, freight and other selling expenses	357,075	236,433
Provisions for contingencies	14,056	5,929
Allowances for doubtful accounts	(6,261)	(4,143)
Taxes	50,921	41,384
Other	72,462	56,270
	1,022,922	928,327
From discontinued operations	-	(2,041)
	1,022,922	926,286

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

6	Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2018	2017
	(Unaudited)
Interest Income	32,078	37,763
Net result on changes in FV of financial assets at FVTPL	(2,292)	(2,001)
Finance Income	29,786	35,762
Finance Cost	(29,182)	(18,459)
Net foreign exchange transactions results (*)	40,535	(47,690)
Foreign exchange derivatives contracts results	3,572	(8,636)
Other	(951)	11,686
Other Financial results	43,156	(44,640)
Net Financial results	43,760	(27,337)
From discontinued operations	-	9
	43,760	(27,328)

(*)The nine-month period ended September 2018 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries which functional currency is the U.S. dollar, together with the result from the Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar (largely offset by a decrease in currency translation adjustment reserve from an Italian subsidiary). The nine-month period ended September 2017 includes the result from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar (largely offset by an increase in currency translation adjustment reserve).

7	Dividend distribution

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484.0 million.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	6,229,143	6,001,939
Currency translation adjustment	(52,131)	68,588
Additions	250,681	410,622
Disposals	(4,564)	(3,373)
Increase due to business combinations	-	9,081
Transfers	4,952	73
Depreciation charge	(336,056)	(294,659)
At September 30,	6,092,025	6,192,271

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,660,859	1,862,827
Currency translation adjustment	(5,667)	2,454
Additions	22,988	26,395
Disposals	(1,058)	(849)
Transfers	(4,952)	(73)
Increase due to business combinations	-	1,337
Amortization charge	(81,191)	(162,700)
At September 30,	1,590,979	1,729,391

10	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2018	2017
Cash and cash equivalents	(Unaudited)
Cash at banks	100,513	150,948
Liquidity funds	74,706	66,033
Short – term investments	61,084	113,240
	236,303	330,221

Other investments - current
Bonds and other fixed Income	360,812	754,800
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	433,518	437,406
Others	-	100
	794,330	1,192,306
Other investments - non-current
Bonds and other fixed Income	176,178	123,498
Others	4,442	4,837
	180,620	128,335

11	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2018	2017
Assets	(Unaudited)
Derivatives hedging borrowings and investments	9,486	2,036
Other Derivatives	602	6,195
	10,088	8,231
Liabilities
Derivatives hedging borrowings and investments	74,011	34,770
Other Derivatives	2,283	5,029
	76,294	39,799

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

12	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and several Ternium subsdiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling. If CSN’s appeal is granted, the Superior Court of Justice will also review admissibility, and, if declared admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

12	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and currently replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb, entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $22.4) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. Upon homologation by the court, the lawsuit between Chubb and Confab will be terminated.

•	With respect to Veracel’s claim, Confab was ordered to pay an amount of BRL57 million (approximately $14.25 million) (including interest, fees and expenses). Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the compensation awarded by the court includes BRL48.9 million (approximately $12.2 million) of damages arising therefrom. Confab is pursuing available defenses to challenge the court’s decision on several grounds and on October 18, 2018, Confab filed a motion for clarification and reversal.

Tenaris believes, based on the advice of counsel, that it is unlikely that the ultimate resolution of this matter will result in a material obligation

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

12	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Petroamazonas penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $22.5 million as of the date hereof. On June 27, 2018, TGS initiated arbitration proceedings against PAM before the Quito Chamber of Commerce Arbitration Center, seeking the annulment of the penalties. On September 2018, PAM filed its response to the arbitration claim. Tenaris believes, based on the advice of counsel, that PAM had no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for an amount initially stated to be in excess of $90 million; however, statements subsequently submitted by the contractor indicate that direct project costs to be claimed would amount to approximately $50 million. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel was selected and a scheduling order issued. The parties have already submitted statements of claim and responses to the other party’s claim. The discovery process is currently underway. The final trial hearing on this matter is scheduled for February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result of differences in the price paid for gas supplied to Siderca during three months in 2013. Tenaris believes, based on the advice of counsel, that it has meritorious defenses against a substantial part of this claim, although Siderca may be required to pay part of the claimed amount.

▪	Tax assessment in Mexico

In 2017, Tubos de Acero de México S.A (“Tamsa”) and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with certain purchases of scrap made by the companies during 2013 failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination and provided additional information evidencing compliance with applicable requirements for the challenged tax deductions. On August 30, 2018, an administrative decision was issued on the proceeding against Segeta determining a tax obligation in the amount of MXN1,483 million (approximately $78.9 million); the decision may still be challenged by Segeta. As of September 30, 2018, the estimated exposure under these proceedings, including principal, interest and penalties, amounted to MXN4,143 million (approximately $220.3 million). Tenaris believes, based on the advice of counsel,that it is unlikely that the ultimate resolution of this tax assessment will result in a material obligation.

Commitments and other purchase orders

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca S.A.I.C., an Argentine subsidiary of Tenaris. As of September 30, 2018, the aggregate commitment to take or pay the committed volumes for a 9-year term totalled approximately $37.8 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2018, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $57.1 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

12	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments and other purchase orders (Cont.)

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of September 30, 2018, the aggregate commitment to take or pay the committed volumes totalled approximately $62.8 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $179.9 million.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2017, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share Premium	609,733
Retained earnings including net income for the year ended December 31, 2017	16,956,761
Total equity in accordance with Luxembourg law	18,865,085

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2018, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2017, distributable amount under Luxembourg law totals $17.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,013
Other income and expenses for the year ended December 31, 2017	(52,232)
Dividends approved	(484,020)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Share Premium	609,733
Distributable amount at December 31, 2017 under Luxembourg law	17,566,494

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

13	Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 12 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At September 30, 2018, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $30.29 per ADS, giving Tenaris’s ownership stake a market value of approximately $695.8 million. At September 30, 2018, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $672.5 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

In 2014, a conflict arose between the T/T Group (comprising Confab and Ternium’s subsidiaries Ternium Investments, Ternium Argentina and Prosid Investments) and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, and on April 10, 2018, the T/T Group entities (including Confab), the NSSMC Group and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders agreement (the “New SHA”). Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The New SHA also incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the May 2018 election of Usiminas’ executive board. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

In connection with the execution of the New SHA, the Ternium entities and Confab amended and restated their separate shareholders’ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA.

As of September 30, 2018, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3, was BRL11.37 ($2.84) and BRL8.32 ($2.08), respectively, giving Tenaris’s ownership stake a market value of approximately $106.3 million. As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $65.3 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

13	Investments in non-consolidated companies (Cont.)

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, with a power capacity of 900 megawatts. As of September 30, 2018, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of September 30, 2018, Tenaris’s exposure under these agreements amounted to $55.9 million and $1.8 million respectively. Furthermore, during the quarter, Techgen entered a contract for the purchase of clean energy certificates. As of September 30, 2018 Tenaris’s exposure under this agreement amounted to $16.9 million.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $600 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of September 30, 2018, the loan agreement had been fully disbursed and, as a result, the amount guaranteed by Tenaris was approximately $132 million. During 2018 the shareholders of Techgen made additional investments, in Techgen, in form of subordinated loans, which in case of Tenaris amounted to $14.7 million. In the same period, there were repayments of these loans for $9.4 million. As of September 30, 2018, the aggregate outstanding principal amount under these loans was $98.6 million.

14	Discontinued operations

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on 19 January 2017, with effect from 20 January 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

In addition, the financial performance of the conduit business relative to the 19 days of January 2017 showed a gain of $1.8 million.

2017
Income from discontinued operations	1,848
After tax gain on the sale of Conduit	89,694
Net Income for discontinued operations	91,542

For further information regarding this transaction please refer to Note 28 of our Consolidated Financial Statements as of 31 December 2017.

15	Agreement for the acquisition of Saudi Steel Pipe Company

On September 25, 2018, the company entered into a definitive agreement to acquire from a private group 47.79% of the shares of Saudi Steel Pipe Company (“SSP”), a welded steel pipes producer listed on the Saudi stock market, for an aggregate price of $144 million.

The transaction is subject to regulatory approvals, including approval by the General Authority for Competition of Saudi Arabia, and other customary conditions and is expected to close in the first quarter of 2019.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

16	Related party transactions

As of September 30, 2018:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2018	2017
(i) Transactions	(Unaudited)
(a) Sales of goods and services
Sales of goods to non-consolidated parties	18,197	25,485
Sales of goods to other related parties	100,809	43,344
Sales of services to non-consolidated parties	5,605	8,789
Sales of services to other related parties	4,367	2,667
	128,978	80,285
(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	207,759	168,666
Purchases of goods to other related parties	78,981	9,906
Purchases of services to non-consolidated parties	7,665	9,748
Purchases of services to other related parties	36,057	37,199
	330,462	225,519

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2018	2017
(ii) Period-end balances	(Unaudited)
Arising from sales / purchases of goods / services / others
Receivables from non-consolidated parties	121,676	117,853
Receivables from other related parties	30,400	50,815
Payables to non-consolidated parties	(80,107)	(49,354)
Payables to other related parties	(24,108)	(14,475)
	47,861	104,839

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

17	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2018.

		Measurement Categories		At Fair Value
September 30, 2018	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	236,303	161,597	74,706	74,706	-	-
Cash at banks	100,513	100,513	-	-	-	-
Liquidity funds	74,706	-	74,706	74,706	-	-
Short – term investments	61,084	61,084	-	-	-	-
Other investments	794,330	433,518	360,812	314,125	46,687	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	433,518	433,518	-	-	-	-
Certificates of deposits	312,644	312,644	-	-	-	-
Commercial papers	9,863	9,863	-	-	-	-
Other notes	111,011	111,011	-	-	-	-
Bonds and other fixed income	360,812	-	360,812	314,125	46,687	-
U.S. government securities	21,820	-	21,820	21,820	-	-
Non - U.S. government securities	112,941	-	112,941	112,941	-	-
Corporates securities	179,364	-	179,364	179,364	-	-
Structured notes	46,687	-	46,687	-	46,687	-
Derivative financial instruments	10,088	-	10,088	-	10,088	-
Other Investments Non-current	180,620	-	180,620	176,178	-	4,442
Bonds and other fixed income	176,178	-	176,178	176,178	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	-	-	-	-	-	-
Other investments	4,442	-	4,442	-	-	4,442
Trade receivables	1,659,023	1,659,023	-	-	-	-
Receivables C and NC	293,655	169,685	-	-	-	-
Other receivables	169,685	169,685	-	-	-	-
Other receivables (non-financial)	123,970	-	-	-	-	-
Other equity investments (*)	21,572	-	21,572	-	-	21,572
Total		2,423,823	647,798	565,009	56,775	26,014
Liabilities
Borrowings C and NC	734,130	734,130	-	-	-	-
Trade payables	762,736	762,736	-	-	-	-
Derivative financial instruments	76,294	-	76,294	-	76,294	-
Total		1,496,866	76,294	-	76,294	-

(*) For further detail regarding Available for sale assets, see Note 18.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 18).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.3% of its carrying amount including interests accrued as of September 30, 2018 as compare with 99.4% as of December 31, 2017. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2018

18	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Between August 2011 and July 2012, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedade Unipessoal Lda (“Talta”) initiated two arbitration proceedings against Venezuela before the ICSID in Washington D.C., seeking adequate and effective compensation for the expropriation of their investments in the Venezuelan Companies. On January 29, 2016, the tribunal in the first arbitration proceeding released its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum, which as of September 30, 2018, amounted to $45.8 million.

On December 12, 2016, the tribunal in the second arbitration proceeding issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of September 30, 2018, amounted to $98.5 million.

Venezuela submitted requests for annulment of the awards in accordance with the ICSID Convention and Arbitration Rules. On August 8, 2018, the ad hoc committee constituted to adjudicate Venezuela’s application to annul the award concerning Matesi rejected the application in full. A decision in the second annulment proceeding concerning Tavsa and Comsigua is pending.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce the awards. Tenaris and Talta are in the process of effecting service on Venezuela in accordance with US law.

For further information on the nationalization of the Venezuelan subsidiaries, see note 31 “Nationalization of Venezuelan Subsidiaries” to our audited consolidated financial statements for the year ended December 31, 2017.

19	Subsequent event

On October 31, 2018, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, payable on November 21, 2018, with an ex-dividend date of November 19, 2018.

Edgardo Carlos

Chief Financial Officer